Filed by Evoqua Water Technologies Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Town Hall

January 23, 2023

Transcript

Ron Keating

Thanks for joining us today. I know, hang on. Many of you have. Sorry, we’ve got some technical difficulties mounting up on the screen. But I know that many of you have all heard today that we announced we’ve been acquired by Xylem Corporation. If you haven’t heard, certainly you’ll see it in the news. You’ll see it on our website as we post information. We are creating a SharePoint site that will give you a Q&A on this and tell you about what’s going on and that will be continued to be filled in as we go through the week. So the first thing I want to do is thank all of you for what you do. I mean, ultimately for us to be able to come to this transaction with Xylem was an outstanding, an outstanding move in the life of Evoqua and is our opportunity to become a larger force in the water industry. As you think about the transaction we are uniting two water leading companies around the globe to create the most powerful water organization that handles all the way from intake through transmission and point of use applications for water. So we’re very excited about the alignment and what the combination allows us to do. For those of you who don’t know Xylem is actually a large Fortune 500 water treatment company. They have their headquarters out of Washington, DC. They have roughly 17,000 employees in 350 locations around the globe. They are a very global company which gives us a footprint and an operation and a beach head in many different geographies to be able to expand our offering, expand what we do and expand our opportunities as we go forward. I would say Evoqua as a whole, today’s an exciting day for us. It’s also a little bit bittersweet. I mean, we’ve all had a great time building this company and doing what we do and establishing us as the industry water leader in North America for applications, for services, for solutions, and selling our product technologies around the globe, creating other integrators, OEMs and designers to be successful, and it’s been a heck of a lot of fun doing that. But as we all know that there’s opportunities for us to become larger, to be able to expand our reach, expand our footprint, and in alignment with a company like Xylem, with the size, scope and scale of what they have that is focused solely on solving water, just like we’re focused on transforming water, enriching life is a great alignment for us and a great combination as we go forward. So just to talk about the deal terms specifically it’s a public to public company deal. They will trade every share of Evoqua stock for .48 shares of Xylem stock. As of the close on Friday, it was roughly a 30% premium to what our stock was being offered at. The Board of Directors unanimously confirmed and voted on the combination over the weekend, and so we announced that this morning before the market opened. Patrick Decker and I just had a joint investor call that we will also post to the SharePoint site. So you’ll be able to get on and hear what that means for us and for you, what it means for the marketplace. And ultimately as we go forward, what we want to do is make sure that we’re being very transparent, very clear, in our communications around what’s going to happen and what the impact is going to be on the company as a whole. We don’t have all the answers today and one thing that we’re doing is we’re making sure that you’re aware of the announcement. We’re making sure that you are able to take a little time to think about what questions you may have. We’re not going to open this call up to Q&A, but we’re going to have another town hall in the next coming, in the next two days, two or three days to take your questions to make sure that we’re addressing that. We will post frequently asked questions to the SharePoint site in anticipation of questions that you may have, and we do encourage you to send questions to the CEO mailbox, of which the link will be on the SharePoint site as well. So you can do that very easily. We’ll collect these, we’ll distribute them. We’ll make sure we’re posting answers around the frequently asked questions as we go forward. One thing that I do want to make sure I emphasize is we look at this is a public company to public company deal, so again, it takes time to get this done. I would anticipate this is a five to six month transition period to get to a close of a deal. So in the meantime it is business as usual. We’ve all made commitments on 2023. What we’re going to deliver as a company, what we’re going to do, how we’re going to make sure we’re taking care of our customers and executing on our plans. Please continue to do that. Our strategies we’ve rolled out, the strategic moves that we’re making, the actions that we’re taking will continue. We’re excited about those continuing. We’re looking forward to those continuing. Those are ultimately going to build value and continue to build tremendous shareholder value and a tremendous value to the combined enterprise as we close the transaction and go forward. So again, it is business as usual. Please continue to take care of your customers. Please continue to focus on the way that we operate and overall, as we always talk about on global town halls, please continue to operate safely. We want to make sure that safety continues to be priority number one and we’re very focused on that. So I want to tell you that I think it’s a very exciting time for the organization. That’s exciting for us to be able to partner with another large global player in the water industry. Their purpose is let’s solve water. Our purpose, transforming water, enriching life. Two purposes couldn’t go together any better. So I think it’s a great time for us as an organization. A great time for us as a company and a great time for us as an impact on the market and the water market globally, as well as the sustainability market as we focus on what we do every day that has an impact that we’re thrilled to be partnering with a company like Xylem, as we go forward into the future of Evoqua. So I wanted to make sure that you all had that message from me. You’ll be hearing more, as I said in the coming days. Certainly think about our questions, post them to the CEO mailbox, ask your leaders. Have a communication with them. We’ve asked all of them to make sure they’re collecting questions and concerns so we can make sure that we’re addressing those as we go forward. But I do want to say thank you for what you’ve done delivering, getting us here, building and establishing a company that has had a tremendous impact on the world and one that’s going to have a greater impact on the world as we go forward in the water industry as a whole. So with that, I’d like to actually open it up to a few of the ELT members. If you guys have comments, you want to make and then, I’ll close it out. Sne, why don’t we start with you?

Snehal Desai

Yeah. Thanks, Ron. And I mean just a lot of what you said, I wouldn’t want to repeat, but I do think that for those of you that get a chance to listen to the earnings call and the questions and answers, you’ll hear the alignment, the excitement and really the opportunities for growth for both companies really coming through. And I think it’s very genuine. That’s been the nature of the conversations between our companies because there’s a lot more we can do together. So I think over time what they’re going to realize is that, and they’ve seen it from afar and they’ll get a chance to meet us all soon enough, is that the team that has been able to deliver this kind of growth and this kind of success, and really the customer focus, is a team that they’ll want to embrace very much to be able to take the company to the next level. So we do have a lot of work in front of us, but it is a net positive for all of us and it’s a great thing for the industry. I’ve been getting a lot of messages from folks all across the industry and they’re excited for what they’re seeing, and I’m sure as we all will come to learn, I think we’ll all be very excited as well. But thanks.

Ron Keating

Thank you. Herve, you have a few comments you want to make.

Herve Fages

Yeah, I believe what is important, and you mentioned that Ron, is when you look at the two companies, is the complementarity of the product portfolio and offering and the opportunity for, and I’m going to talk on behalf of APT of course, the opportunity for APT to accelerate international growth. I believe that is an area where we wanted to put more focus. Xylem is giving us that reach that we did we didn’t have, we don’t have in some of the countries, and that is probably what I see as the most exciting part is complementary portfolio overall and new reach globally. That would have taken multiple years for us to build on our own. So that is going to be an accelerator and that is exciting. So I’ll look forward to this next step. I believe this is great. You spend a lot of time over the last 3-4 weeks with the Xylem team and seems good people and they’re eager for sure for us to succeed. So I look forward to that.

Ron Keating

Thanks, Herve. Rodney, I think one thing I would like for you to comment on, you’ve been here probably and seen as much change with this kind of thing happening in the past, maybe you can share a little bit of your thoughts about what a partnership and alignment with Xylem will be versus maybe things we’ve seen in the past, but also just your thoughts for ISS as well.

Rodney Aulick

Yeah, you know as someone that’s been here a little over 20 years, this is not my first rodeo as far as change. But this is unlike anything the organization has gone through in the past, to be part of a juggernaut in the water industry of the combined organization between Xylem and Evoqua is unprecedented. It gives us incredible access, to Herve’s point. My group has been predominantly focused in North America, and now we get to tackle services growth internationally. So it brings a lot of strengths to the organization. I had an opportunity to talk to a few of our key customers and key partners this morning, and they’re all extremely excited about the potential of the organization together. And what’s great is, you know, what ISS does and does very well each and every day is what our customers value, and it’s what Xylem is counting on going forward. So let’s just keep up our work. Thank you.

Ron Keating

Thank you. Guys, any of you, Anthony, Vince, Jim, Ben, anything to add?

Vince Grieco

Sure. I’ll jump in quickly. I, uh, actually earlier this month celebrated my 20th anniversary with the organization, and I do on a day like today have a certain amount of reflection and nostalgia, and I’m really overwhelmed at the value that everyone on this call has been able to create. Particularly over the last five years, which I can very easily and comfortably say have been the greatest five years of my professional career, and that’s really been because of the folks on this call. The teams that I’ve been able to work with across the businesses. And so really on a day like today, I just really want to thank all of you for making all of this possible. You have so much to be proud of in the world class company that you’ve created.

Jim Kohosek

Right. Yeah, I would, I would echo Vince’s comments also. I again, this is a great opportunity to really create the premier global water company, and we’ve been the premier North American water company now for a while now that we’ve created, but now to take that to the next level on global basis is really pretty exciting, and there’s huge, huge synergies, minimal overlap. It just makes a huge amount of strategic sense to pull it together, and you, we’ve created a lot of value and we’ve got the value for it, with the premium that Ron mentioned. So everybody should be really proud of that value that we’ve all created and a lot of opportunity going forward for everyone, and I would just finally just say, look, it’s business as usual. We need to continue to drive this, deliver on our plan, and keep our head down and moving forward, and good things will happen. So let’s just keep the communication going. And again congratulations to everyone and thanks for all your hard work.

Ben Stas

Yeah, I’d just like again to say thank you to everybody. The thing that’s been so amazing about Evoqua is we’ve always started with the customer outside in thinking. When you think about the combination of this deal, Xylem moves water to where it needs to be and Evoqua makes it usable. That combination is powerful and can solve worldwide problems on a global scale like never before. It’s extremely exciting to think about the possibilities, to make that impact on our global customers now. So I ask the team to continue to focus on what made Evoqua so great. As you can look for those opportunities and that pie will grow significantly, I’m really convinced of that. So congratulations and thank you all. It’s been a pleasure presenting your story and I’m looking forward to continue doing it.

Anthony Webster

Yeah, I’ll just say look, this is, I think this is going to be a great opportunity. I am very proud of the people on this call, and I think we’ve got the best talent out there, and I have no doubt that as we begin to do this integration, they are going to see very quickly what a phenomenal group of people we have. And I think there’s going to be a lot of great opportunity for us to teach them and learn from them and just go through a new journey as we become a bigger and better company. So thank you for that. And I’m sure that’s going to show up very clearly as we get into the process.

Ron Keating

Thank you guys. Thank you very much, and like I want to say thank you to all of you that are on this call. Again, what you’ve done, what you’ve created, what you’ve delivered is absolutely nothing short of remarkable. The impact that we have on the marketplace, the impact that we have on the communities we live in and ultimately what we enable our customers to do is phenomenal. They rely on us as a trusted partner. They’ll continue to do that. We’d like to expand our scope and scale of services that we can offer them as a trusted partner and extend expand the geographies we do it in, and we feel like this is going to give us that potential to do that. So stay tuned for more communications. We look forward to having a town hall again very shortly where we can take Q&A, but again I really encourage you to post your questions to the CEO mailbox. We’ll make sure that we are addressing those and we’ll get things loaded up on the SharePoint site as we know more that we can share. So to wrap it up though, again, let’s operate safely. Let’s continue to make sure we’re focused on sending our team members home the way they come every day, and it is business as usual. So please continue to do what you do for the marketplace and what you do for Evoqua every day. Thank you very much. Signing off.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem Inc.’s (“Xylem”) and Evoqua Water Technologies Corp.’s (“Evoqua”) experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this document are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.